Email: sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

March 17, 2021

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn.: David Gessert, Esq.

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-1
File No. 333-254183

Ladies and Gentlemen:

On behalf of IMAC Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Amendment No. 1 (the “Amendment” ) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of the Company’s common stock, including one complete copy of the exhibits listed in the Registration Statement as having been filed.

The prospectus included in the Amendment is substantially the same as the one contained in the Company’s Registration Statement, as to which we were advised the staff has not or will not review. As revised, the public offering contemplates an offering of 8,056,873 shares of common stock by the underwriters at a public offering price of $2.11 per share. Of course, the offering size and pricing is subject to change.

The Company and the underwriters have a strong interest in completing this public offering as soon as possible and we have been asked to prepare to seek acceleration of the effectiveness of the Registration Statement at market close on Monday, March 22, 2021.

March 17, 2021

The Company expects that final pricing information will be provided in a Rule 424(b) prospectus in reliance on Rule 430A. Requests for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and the underwriters as soon as practicable following the Company’s road show. The request of the underwriters will include the representation from them with respect to compliance with Rule 15c2-8. A copy of the letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon receipt.

A courtesy copy of the Amendment, together with all exhibits filed with the Amendment, are being provided directly to the staff for its convenience (attention: David Gessert, Esq.) in the review of the foregoing documents.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact Jeffrey S. Ervin, the Company’s Chief Executive Officer, at (615) 473-8873, or to me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc: Mr. Jeffrey S. Ervin